Carroll & Carroll, P.C.
18101 Von Karman Avenue, Suite 330
Irvine, California 92612
August 18, 2011
VIA EDGAR [CORRESPONDENCE FILING]
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Timothy Buchmiller
  Re: Biolase Technology, Inc.
  Registration Statement on Form S-3 (File No. 333-175664)
  Pre-Effective Amendment No. 1
Dear Mr. Buchmiller:
     On behalf of our client, Biolase Technology, Inc. (the “Company”), enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”), on July 19, 2011 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”
     Amendment No. 1 is also being filed in response to comments received by the staff of the Commission (the “Staff”) by letter dated August 9, 2011 with respect to the Initial Registration Statement (the “Comment Letter”). The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff’s comments is copied below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No.1.

Fee table
1. Please revise footnote 1 to track the requirements of Rule 416, namely that you are registering an additional indeterminate number of securities as may become issuable pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or other similar transactions.
Response: Comment accepted. In response to the Staff’s comment, the Company revised footnote 1 to the Fee Table on the facing page of Amendment No. 1 to track the requirements of Rule 416.
Our Company, page 1
2. Please prominently highlight in your prospectus summary the statement in your auditor’s report regarding the substantial doubt about your ability to continue as a going concern.
Response: Comment accepted. In response to the Staff’s Comment, the Company has inserted as a new paragraph four under the caption “Prospectus Summary — Our Company” on page 1 of Amendment 1 summarizing the substantial doubt raised by the Company’s independent public accounting firm in its report accompanying the Company’s audited financial statements for the year ended December 31, 2010, relating to the Company’s ability to continue as a going concern.
Exhibit 5.1
3. We refer to counsel’s assumption in the first sentence of the second paragraph that the “proceedings will be timely completed in the manner presently proposed.” This assumption underlies counsel’s ultimate opinion. Accordingly, please obtain a revised opinion of counsel that removes that assumption.
Response: Comment accepted. Counsel has removed the assumption in the first sentence of the second paragraph of the opinion filed as Exhibit 5.1 to Amendment No. 1.
4. Given the date restriction in the penultimate paragraph of this exhibit, please file an opinion that is dated as of the date that this registration is declared effective.
Response: Comment accepted. Counsel has removed the date restriction referred to in the fifth paragraph of the opinion filed as Exhibit 5.1 to Amendment No. 1.

5. We note the restrictions in the first sentence of the last paragraph. Please note the opinion filed to satisfy your obligations under Regulation S-K Item 601(b)(5) should not contain such restrictions. Please file a revised opinion.
Response: Comment accepted. Counsel has removed the first sentence of the last paragraph of the opinion that has been filed as Exhibit 5.1 to Amendment No. 1.
     The Company respectfully requests the Staff’s assistance in completing its review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to the undersigned at (949) 340-7375.
Very truly yours,
Carroll & Carroll, P.C.
/s/ Michael C. Carroll, Esq.

cc:	Joseph McCann, SEC (w/enclosures)
Federico Pignatelli, Biolase Technology, Inc. (w/enclosures)
Frederick D. Furry, Biolase Technology, Inc. (w/enclosures)
John F. Della Grotta, Esq. , Paul Hastings LLP (w/enclosures)

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